Filed pursuant to Rule 253(g)(2)

File No. 024-11183

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED June 8, 2020

(TO THE OFFERING CIRCULAR DATED March 30, 2020 AND QUALIFIED ON JUNE 4, 2020)

CLICKSTREAM CORPORATION

(Exact name of registrant as specified in its charter)

Date: June 8, 2020

Nevada	7374	46-5582243
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1801 Century Park East, Suite 1201

Los Angeles, CA 90067

Telephone: (310) 860-9975

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.clickstream.technology

EXPLANATORY NOTE

This document (the “Supplement”) supplements and should be read in conjunction with the offering circular of Clickstream Corporation (the “Company,” “we,” “us,” or “our”) dated March 30, 2020 and qualified by the Commission on June 4, 2020 (“Offering Circular”).

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.05 per share. We will have approximately 209,960,625 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED JUNE 8, 2020

UP TO A MAXIMUM OF 100,000,000 SHARES OF COMMON STOCK

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.05	NONE	Up to Maximum of $5,000,000